Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284

October 11, 2005 — Inco Falconbridge Press Conference
Bruce Drysdale:
Well good morning, everyone and welcome to our media conference on Inco’s offer to purchase Falconbridge which we announced this morning. And thank you for coming on short notice. We appreciate it.
We’d also like to welcome our out-of-town media who have joined us via two-way conference call. And finally, welcome to those who are watching us via the webcast.
My name is Bruce Drysdale and I’m Inco Limited’s vice-president of government and public affairs. Seated to my near left is Scott Hand, chairman and CEO of Inco. Seated to my far left is Derek Pannell, CEO of Falconbridge.
Before we take any questions, Scott and Derek would like to give some opening remarks. So Scott, I’ll turn it over to you.
Scott Hand:
Thanks, Bruce. I hope you can hear me. Thanks for coming and it’s good to see you all. I’ve got the feeling that maybe we’ll be in the papers tomorrow. At least I hope we will be.
As you know, Inco and Falconbridge are two companies with long histories. Falconbridge is 83 years old and Inco is older at 103. That doesn’t parallel Derek and myself, you know.
You don’t look like you’re 83 years old to me.
Derek Pannell:
No, no, I’m not 83.
Scott Hand:
And for a good part of our shared history people have been looking at us and saying, if only those two could find a way to get together, what an unbelievable company it would be.
Well finally that day has arrived. And you can imagine how excited we are about the great potential that this new company has.

As Derek and I say, this company will be a Canadian based nickel and copper powerhouse on the global scene.
And let me first stress that word Canadian because it’s something we’re very proud of.
I think we all agree this is an historic day for Canadian mining. Canada is without question one of the world’s great centres of mining and we feel very privileged to carry on that proud tradition.
With a solid base of operations here in Canada, and with our headquarters right here in Toronto, this new company will bring a much stronger Canadian player to the global mining stage.
And as we grow, and we will grow, we plan to build Canada’s great reputation as a mining leader around the world.
Now let me explain just what we’re talking about when we call this company a real powerhouse. First we’re talking size and financial strength.
Our combined company will have an enterprise value of about $25 billion which leapfrogs us past all but a small handful of mining and metals companies in the world.
Size isn’t everything. You have to be profitable too and we will be with outstanding earnings and outstanding cash flow. But added size does bring some major added benefits in the global world of mining. Notably we will have the added strength and financial flexibility to pursue growth opportunities and we’ll have a lot of options to pursue in both nickel and also in copper.
We’ll have greater liquidity in the North American stock markets and I believe we will become a preferred holding for North American investors who want to take part in this great future for metals with nickel and copper at the top of the list.
Which brings us to our great position in the two great metals, nickel and copper.
We will be the world’s number one nickel producer with annual production of some 735 million pounds with some of the world’s best assets and low cost operations. And by 2009 we would expect to be producing almost one billion pounds of nickel. Number one in nickel.
We will also be a top copper producer ranked number 5 in the world with annual production of some 1.33 billion pounds and again, some of the world’s best assets and low cost operations.
And nickel and copper share a great market outlook. Both are in great demand in China. And as I’ve said before, as Peter Goudie has said before, the dragon is hungry. Not just for nickel but for copper as well.

Both are in short supply and both have a lack of new supply coming on-stream.
And that brings us to another strength — our great opportunities for growth in both metals. The new Inco will have one of the best portfolios of properties in nickel and copper in the mining industry with an enviable range of options for future growth.
If you look at projects like Voisey’s Bay in Newfoundland and Labrador, Goro in New Caledonia, El Pachon and El Moro in South America on the copper side, plus all the other options we have for growth in both metals, this company will have one of the best project pipelines in the mining business bar none.
And our global power will come from our geographic diversification, a major presence in North America, South America, Asia, the South Pacific and Europe.
If you look at the map of our combined operations included in your press kit, I think you’ll be surprised by the great global reach this company will have.
Derek will have more to tell you about another great strength that we see and that is the huge potential to combine our operations.
We estimate that Inco and Falconbridge have the unique opportunity only available to us to realize some $350 million U.S. per year in total synergies by bringing these two great companies together.
Our operations people become very excited when they get together and start talking about the possibilities for Sudbury, and quite frankly Derek and I can’t wait to let them loose.
And let me add very importantly, this is a win-win proposition for Sudbury for the employees there and for the community.
We can achieve these synergies which are unique, as I said, to the two companies in a way that helps preserve jobs and facilities with a long term growth that we see in the Sudbury basin.
And last but not least, we will be powerhouses in terms of a global team. From the combined management group on through the ranks, this will be a formidable team and it’s very hard for anyone to match the combined experience and know-how in the art and science of basic metals and mining.
And that adds up to a real significant competitive advantage going forward that is hard for anybody around the world to duplicate.
Let me add one other important point. We share the same values, Inco and Falconbridge, when it comes to safety, when it comes to caring for the environment and respecting and benefiting the communities where we operate all around the world.

Without those shared values, this new combination would not work. With them, it makes our new company and all the people who work for this company a much stronger place.
Finally, let me say how privileged we feel to be combining our fortunes with a great company like Falconbridge.
I’ve always known, Derek, that you’ve had a very impressive group of people. But the more I’ve gotten to know you and your team in the past few weeks the more I’m struck with the fact that Falconbridge is a company of truly outstanding quality people.
And coming together with the team at Inco I can’t see anything better. It’s fantastic.
So, if all goes the way we hope and we intend to have it happen that way, we all look forward to getting to know each other better and working together to get the great success that I think is going to happen with the two companies coming together.
So for my part let me say welcome to the 14,000 odd Falconbridge people to the new Inco. Together all 25,000 of us can look forward to a very exciting future. Welcome.
Derek Pannell:
Thank you, Scott. I really appreciate your very kind words. And we at Falconbridge are equally impressed with our experience with Inco over the short while that we’ve been working together on this deal.
We’re very eager to combine our strengths with the strengths of Inco and as Scott has said, create that global metal powerhouse.
I know there are a number of questions that the media has for us so I’m not going to speak for long.
I’d like to reinforce what Scott said about the strength of this combination. In respect to Falconbridge shareholders, I believe this is an excellent development.
The offer provides solid value for today as well as significant potential for the future.
Our board unanimously endorsed this combination because we believe it offers the best short term and long term value to our shareholders.
As Scott mentioned, there are significant synergies related to this transaction and maybe I can explain those just a little and give some examples.
We anticipate about 350 million in annual synergies that will be achieved as a result of the transaction at both operational level and at corporate level.

The majority will be related to taking advantage of operational efficiencies that become possible with the new Inco.
The main operational synergies we have identified so far are in Sudbury where we have complementary land positions essentially operating on the same large ore body.
We’ve got the same mines and infrastructure, surface processing and metallurgical facilities.
There are obvious and immediate benefits to be realized as we gain the ability to direct the flow of materials more efficiently. This will reduce process costs, improve use of smelting and refining capacity and produce more product.
Let me give you an example that’s already been implemented. A few months ago, Inco and Falconbridge came to an agreement to refine Inco copper anodes at our refinery in Montreal.
This filled available capacity for Falconbridge while reducing at the same time the costs for Inco.
And this is only scratching the surface of the opportunities that we now have before us.
I’ll give you another example. Inco and Falconbridge’s concentrators are nearly at opposite ends of the Sudbury basin and we each ship ore more than 50 kilometres to our respective concentrators from certain mines.
With a combined company we will optimize that ore shipping, reduce freight costs and increase efficiency, but at the same time will be able to reduce feed variability, improve mill recoveries and maximize throughput.
The combination of our companies will allow us to reduce bottlenecks, explore ways to increase production and ultimately lower unit costs — and we expect to become among the world’s best in this measure.
The operational synergies before us are very practical ones. They are significant and we are prepared and organized to realize them.
In deals of this magnitude there is always a necessary rationalization at the corporate level and this deal is no exception. However, looking at the bigger picture, we’re creating a more powerful Canadian mining company that will become a strong global force in the global mining scene for years to come, providing jobs not for just people within the company but also in the many head office support services in Toronto’s financial and investment community, legal firms, accounting firms, IT support and so on.
I must stress, and I know Scott agrees with me wholeheartedly, that respect for employees is a fundamental principle for both of us.

Wherever rationalization is needed, it will be approached in a manner that offers us — offers as much support and understanding as possible.
Of course, synergies are just one consideration in this deal. Another is the impressive list of assets that we bring together.
On the nickel side, Inco has Voisey’s Bay, Thompson and PT Inco. We are adding Raglan, Falcondo and Montcalm.
Then we have our projects: Goro and Koniambo in New Caledonia, Kabanga in Tanzania and we can add Falconbridge’s recent promising nickel laterite project in Brazil to that list.
Falconbridge will bring significant strength in copper to the new company. We have Collahuasi and Lomas Bayas in Chile, Kidd Creek in Timmins and our stake in Antamina in Peru.
In addition, we have our Chilean metallurgical facility at Alta Norte and other metallurgical operations in Ontario and Quebec.
To this we will add copper mined at Voisey’s Bay as well as an impressive list of Falconbridge projects including El Pachon, El Morro, West Wall in South America and Freda River in Papua, New Guinea.
Falconbridge also brings fully integrated zinc and aluminum businesses. Our aluminum sales represent 10 percent of the U.S. market and the business generate strong cash flows.
The zinc business includes the fourth largest zinc mine in the world and smelting and refining capacity.
Three of the ten largest zinc projects in the world are also under Falconbridge control. All of which is to say there is a combined entity. We have global reach and global clout.
Our array of operating assets is both impressive and diversified and our pipeline of projects is among the best in the world.
The cash flows we will be able to generate from our combined company will enable us to facilitate profitable growth and become the leading base metals mining company.
Before we open the floor to questions, I’d like to close with two thoughts. First, I believe this deal would deliver both immediate and longer-term value to Falconbridge shareholders.
The offer today is fair and there is significant future potential for the combined company.

And second, I would like to express my deep satisfaction over what I see as a winning resolution to Falconbridge’s recent corporate history.
For the past two years, Falconbridge shareholders and employees have taken an interesting journey, creating momentum as they dealt successfully with change and uncertainty.
With the conclusion of this deal, their patience will be rewarded and the momentum maintained as two strong Canadian companies come together and create one global mining force. Thank you.
Bruce Drysdale:
Thanks, Derek. We’ll start by taking some questions from the floor and then following that we’ll pick up some of the media who have questions at other locations.
Let me remind you please, if you could just give your name and the organization you’re with and use a microphone, we’d appreciate it. Could we have our first question from the floor please.
(background talk)
Start with number 2, Doug.
Doug Alexander:
Doug Alexander of Bloomberg News. Just can you give me a sense of the timeline as to when you guys started talking and walk me through that to where we are now.
Scott Hand:
We’ve been talking for a long time. As Derek mentioned, we were clearly looking and talking to Derek and the Noranda Falco people last summer.
As everybody said — as everybody has always said, there’s a marriage to be made in Sudbury, among other things and so we’ve been talking for a long time.
More recently it made sense for us to look to get more active, given the fact that Derek and his team had done such a good job putting Noranda and Falco together, which was achieved fairly recently.
But secondly, from our perspective, with Voisey’s Bay on-stream generating cash flow, with Goro under control, with metals prices ah being, as people say, stronger for longer, this seemed to be the right time for us to get together and really seriously look at and put together the great company we’re putting together today.
Bruce Drysdale:
Mark?

Mark Heinzl:
Mark Heinzl, Wall Street Journal. It’s kind of the same question, but why now? I mean if there’s all these synergies in Sudbury, why didn’t this happen ten years ago or twenty years ago, especially now that nickel seems to have already peaked?
Scott Hand:
Well Mark, I would say to you nickel has not peaked. The bloom is not off the rose as far as nickel is concerned. Yes, right now with some stainless steel over-production, nickel is maybe not as strong as it was a while ago.
But remember, as I said in my remarks, China continues a very strong growth. Industrial production growth this year at 16 percent. Can you imagine that? Strong demand in the United States now for nickel with the aerospace industry recovering.
So I don’t — I don’t buy that nickel has peaked. The bloom is not off the rose. Why now? As I described it, it was the right time for Falconbridge, it was the right time for us. Real confidence going forward as to what the future would bring.
And as I mentioned the great work that Derek and his team did putting Falco and Noranda together and our confidence that we could proceed with the kind of arrangement, the kind of deal we’ve announced, given where we are.
With Voisey’s Bay on-stream, Goro under control, this is the time. The stars came together just at the right time.
Mark Heinzl:
Were you worried that Xstrata was going to make a full bid for Falconbridge?
Scott Hand:
I don’t really want to comment on what Xstrata might or might not do or what their thinking is because frankly I don’t know.
All I can say is I think the deal that we put together is a great deal for the Inco shareholders and for the Falconbridge shareholders as well. Derek?
Derek Pannell:
Certainly. I guess two parts to the question. One is— are we at the top of the market I guess is what you’re asking or implying and certainly I don’t feel so.
If you look at the supply side, I don’t recall either nickel or in copper for that matter when there have been so few major projects, mega projects in the cycle that are underway.
So certainly from the supply side, clearly there are a lack of projects. And I think bringing these two companies together when you’ve got the financial strength, the list of projects that you’ve got both on the copper and nickel side, ah for that supply side to what is a continuing demand growth, in China and Asia and India, for example, I think are very powerful.

So certainly I don’t see, based on my view of the demand side of the equation. You can make your own conclusions on the demand — sorry, on the supply side. You can make your own conclusions from the demand side.
Why didn’t we do it 20 years ago? Scott and I weren’t in these positions 20 years ago. Why recently? And I think we announced several months ago the transaction that we’ve done with the copper anodes. And I think working together on that and as we generated those sort of synergies together it came quite clear I think to both teams that there were better ways to do that and we’ve developed that together over the last little while. And I think it’s come together today.
Bruce Drysdale:
Mic number three.
David Coleman:
David Coleman with CBC. You’ve spoken a bit about the parallel operations in Sudbury. I wonder if you could just talk about the impacts as well with the operations in Thompson.
Scott Hand:
I would say that really in Thompson there are not the synergies we’re talking about in Sudbury. However, I do know that in a lot of the discussions that we’ve had with the Falconbridge people, they have some process know-how in terms of the high magnesium ores I think that we can use in Thompson to get more success there as well. So I don’t think we even put that into the synergies have we?
Derek Pannell:
No that’s correct. I think there are some things at Thompson, for example. It is a site where perhaps there are fewer synergies than you might imagine but there are some, for example, as Scott has said, where you have high magnesium in the — in the feed to the furnaces.
I think we have some — or we like to think we have some technology that will assist that operation and put the through-put up.
The other thing is you generate intermediate products and at some of these operations which are better treated in the Falconbridge plants and vice versa so that some of the secondary projects — products can be treated more efficiently. You save freight costs, you save treatment costs.
And I think just generally bringing the sort of technology together and so on make a lot of sense. There may be also environmental costs that can be saved at those operations or reduction in emissions as a result of shipping these intermediate products.

Bruce Drysdale:
Joe?
Joe Schneider:
Joe Schneider from Bloomberg News. Just to follow up a little bit. I mean, Scott, three years ago you could have gotten Noranda for a lot cheaper than you bought it today. So was the Xstrata offer out there, that was sort of out there, was that the impetus to getting you to actually going and trying to keep this a Canadian company?
Scott Hand:
I wouldn’t say so. I mean opportunities come and opportunism comes and Derek has described it pretty well, Joe. I think that remember a couple of years ago our share price wasn’t as high as it is today too.
So that when you look at the relative share prices, we’ve both done pretty well. And so I think that in that way it was the right time to do it. You know, I really can’t comment on what ah — about Xstrata other than to say they’re there.
But sometimes things come together at the right time. And as I said before, Joe, we’ve got a lot more confidence at Inco than we did maybe a year or so ago, two years ago when we were trying to rethink Goro, for example, and get it right.
Didn’t have the cash flow from Voisey’s Bay. We’ve got it now. So this is a much better time for us to be doing what we’re doing.
And, you know, as we’ve gotten to know each other better, and we have over these 12 months or so, we’ve been able to do the kinds of things that Derek mentioned on the copper side and began to say, gee, there’s a lot more we can do here and we can do it for the benefit of the shareholders of both companies and that’s what we’re doing.
Dana Flavelle:
Dana Flavelle from the Toronto Star. I was wondering what impact this would have on the numbers in the head offices in Toronto, how much synergies and overlap you see there.
Scott Hand:
Well when you have two companies coming together you have to put the head offices together and we will do that. And what we will seek to do is get the best in class or the best people as the future team so there will be some rationalization here in the headquarter office as there always is when you put together two companies like this.
But we’ll do it in a way where, as I say, we’ll be very fair, get the best people and be very fair with the people who may not be part of the new Inco at the head offices. Derek, do you want to comment?

Derek Pannell:
I think just to add to what Scott has said, the other things you should remember too, in our head offices we have marketing teams for copper, zinc and so on. We overlap in some areas but not in all areas.
For example, on the nickel side in some areas yes there would be rationalization. In other areas perhaps less. Clearly at the corporate, treasury, things like that you’d expect to do that.
But I think the model that I’m familiar with would be the rationalization, if you like, that we did when we brought Noranda and Falconbridge together. So we have that experience and there are people within the Inco team that have experience of doing these things and doing them on a very I think ordered and as much as you can, caring basis.
Dana Flavelle
Can you attach a number to that at all?
Derek Pannell:
No I don’t have —
Dana Flavelle:
Are you talking in the dozens or tens or —
Derek Pannell:
I don’t have a number for the head office or for the Toronto operations. We were looking in Sudbury at the hundred to 150 level but I haven’t got it by the head count.
Dana Flavelle:
My other question has to do with Xstrata, one of your major shareholders. Do you expect them to support this deal? You need two-thirds.
Derek Pannell:
Clearly I can’t speak for Xstrata. What I can say is that I think this is an excellent deal for all shareholders. Certainly Xstrata will have made a lot of money on this investment and I think they should be very happy as a result.
Whether they support or not is for them to decide. I would certainly hope so.
Bruce Drysdale:
Eric.
Eric Reguly:
Eric Reguly with the Globe and Mail. I have two questions. The first for either Scott or Derek. What are the competition issues? Presumably this has to go through Canadian, European and American regulatory authorities. Do you anticipate any disposals to meet competition rules?

Scott Hand:
Well as we indicated in the press release, Eric, we indicated that one, there are regulatory clearances in Canada, the United States and the European Union and it relates to our marketing positions in, primarily in the U.S. and Europe.
And what we’ve indicated is that if necessary we would dispose of, either through a sale or an IPO or spin-off of the nickel refinery of Falconbridge’s in Norway, and a marketing organization so that they could maintain a competitive presence in the United States and in Europe. And we believe that that type of a solution will get it done and will get it done expeditiously, if that’s what’s required.
Eric Reguly:
And a follow-up question. Scott, what are your own plans at the company? I think you’re 63. There was an unofficial search at the company for a replacement for you. Are you — do you — when do you anticipate retiring and is Derek going to be your successor?
Scott Hand:
Do I look old to you?
Eric Reguly:
It’s the Grecian Formula. No. (laugh)
Scott Hand:
I am committed to have this happen, to have it be successful and I’ll stay, whatever is required to get it done. I’m not looking, as you indicated in your article, to go off and play golf. I’m a lousy golfer. I much more enjoy doing what I’m doing along with Derek here.
Eric Reguly:
So Derek is — he will compete for your position or —
Scott Hand:
Ah — I’m not going to speculate. Derek is — Derek clearly would be someone who could well succeed me. And he would be a great chief executive officer. But don’t push me out the door yet, huh? Give me a chance to work with Derek for a while.
Derek Pannell:
Eric, I think certainly, and I’ve talked to our management team at Falconbridge at length, and we are very excited to be coming over and we’re not looking to gain particular advantage or otherwise.
I think this is a fantastic opportunity for Canadian business, Canadian mining. And as a team we’re just excited to be part of it. And Scott and I have established a great relationship over the last little while and I really look forward to working for Scott and making this happen. I think it’s going to be really exciting. Watch this space, as they say.

Eric Reguly:
Thank you.
Bruce Drysdale:
Mic number three.
Missing Question
Scott Hand:
It really is a great team when you look at the people. It’s in the organization chart are in the materials sent out to you. It’s a great team and there’s no winner here. It’s the best people working together. And you know, I couldn’t be more enthusiastic about what we’re putting together in terms of the management. It’s fantastic.
Peter Cowan:
Peter Cowan from Ryerson University. Do you have an idea overall how many layoffs across the company you’re looking at?
Scott Hand:
Derek, do you want to —
Derek Pannell:
No. We haven’t got a — or I don’t have a head count. Maybe there’s somebody here that does. But what we’re looking at, as I said, is around a hundred, perhaps 150 in Sudbury.
But I would qualify that by saying that that is going to be offset by a certain amount of attrition that will naturally occur, particularly in the Inco work force but also — and at Falconbridge to some extent.
And then in the Sudbury area, the other thing that will happen is we will — there’s about a thousand additional people I think required at Inco. Something like 600 coming free at Falconbridge.
So there’s a net gain of jobs over the next little while, over the next 3 to 4 years. I think the other thing that will happen is that as we have infrastructure shared, it will enable deposits that were previously uneconomic, it will enable those to become mines and thus create jobs in the Sudbury basin.
So yes, some reductions of as I say a hundred to 150. But over the medium term, offsets. I don’t have a head count for elsewhere and that’s something that we’ll be working on together as we move forward.
This is not a combination or an acquisition that relies on slash and burn jobs at all. This is a combination that with the few short term job losses we’re talking about, more than replaced by growth going into the future in terms of jobs.

This is a combination where you get synergies by growth and growth brings opportunity. And so it’s not like many of the combinations you hear. This is a very different one.
The unique synergies that we get together offers great growth and great employment opportunities in Sudbury and elsewhere.
Bruce Drysdale:
Andrew?
Andrew Willis:
Hi, Andy Willis from the Globe & Mail. Mr. Pannell, you’ve struck a $320-million break fee on this transaction. Some Falconbridge shareholders may argue that that shuts down the auction of your company.
Can you just take a moment, please, and explain the reasons for paying that fee to Inco, if the transaction is not completed?
Derek Pannell:
Well, we think that this is an excellent opportunity for our shareholders. I think, as Scott has said, this is a unique opportunity to get those synergies. No other combination offers this degree of savings and additional production and so on that any other combination could do.
However, it does not prevent somebody who would like to come over the top and we have not shut the process down. So given I think the attractiveness of the offer that Inco has made, the premium, our board considered that this was in all a very reasonable package.
In fact, I would say more than that. I think, as I’ve expressed today, it’s something that we are excited about and very much justifies the terms that we have negotiated with Inco.
Andrew Willis: And if I could, Mr. Hand, it’s sort of a side issue today, but your minority shareholders in CANICO, and you’ve been mentioned as potential white knight bidders on CANICO, given that CVRD is bidding.
Are you now sellers of that CANICO stake in order to help fund this transaction or is that off in another world?
Scott Hand:
I won’t comment other than to say we’re not sellers at this point. We think it’s a great investment. We don’t need that amount of money to get this deal done.
If you look at the cash flows that will be generated, once we put these two companies together, any indebtedness we take on to pay the cash portion of the purchase price, my guess is that’s going to be paid down in two years at the kind of metals prices that the analysts are using on the street.

So no, we’re certainly reviewing our position on CANICO, but that’s about all I’ll say on that one.
Thank you.
Bruce Drysdale:
We’d like to open it up to those on the line who have questions. If we could start with those on the line, please.
The first question comes from Bernard Simon from Financial Times.
Bernard Simon:
Hi, Mr. Hand. Can I just clarify — can you hear me, by the way?
Scott Hand:
Yes, I can. You’re loud and you’re reasonably clear.
Bernard Simon:
Oh okay, right. You’re very soft. You’ve been very soft throughout the call anyway. I can hear you just, just about. I just want to ask you about the approvals process. I mean this press release says that you require the approval of 66% of the Falconbridge shareholders.
Is there any additional approval set for the minority shareholders. In other words, the remaining 33%?
Scott Hand:
Well, just, just to describe, but there are really two approvals. One, the regulatory ones, which we mentioned, in the United States, Canada and Europe with respect to the competition authorities.
But as I’ve indicated, we believe that will be handled expeditiously and we have a solution, if required.
As for the other approval, we require that 66 2/3 of the Falconbridge shares be tendered in the offer that we’re making. If that occurs, why then we would proceed to a second step, where we’d call a shareholders meeting.
We would be able to vote our 66 2/3 in favour of the second step, which would result in the remaining shareholders receiving the same consideration, the Inco stock and the cash in the main offer.

Bernard Simon:
So there’s no chance in other words that Xstrata, based on its current shareholding, could block this deal.
Scott Hand:
Well, you have to, you have to see who’s going to tender into this deal. I’m assuming that, that the kind of offer we made, and it’s a pretty good one, that the 66 2/3 will tender. At least I hope they do.
Bernard Simon:
Sure. I mean in other words, Xstrata’s 20% is not sufficient, assuming 66% tender, is not sufficient to block the deal.
Scott Hand:
That’s correct.
Bernard Simon:
Right. Okay, thanks.
Scott Hand:
Thank you.
Bruce Drysdale:
Next question, please?
Operator:
Your next question comes from Angie Robson from Sudbury Media. Your line is open.
Dennis St. Pierre:
This is Dennis St. Pierre from the Sudbury Star.
Scott Hand:
How do you do?
Dennis St. Pierre:
I just have a partial question here. I was wondering if you could elaborate on the outlook for Sudbury operations. Is, are you saying there will be a net employment gain as a result of this takeover in Sudbury?
And is the plan to operate for the long term with two smelters, two mills, ... so on, so there won’t be an adverse impact on jobs locally?
Scott Hand:
I’ll just say a couple of things, then I’ll let Derek follow me. This is a win-win for Sudbury. As we’ve mentioned, there’ll be some initial job losses, 100 to 150 people, and that’ll be largely through attrition.

To give you an example, I think for the first, what, six months of this year, 200 people at Inco have already retired. And so achieving that reduction is going to be done largely I believe through attrition.
But we will get on with it. But then if you look into the future, when you look at the full use of those facilities, the ones you mentioned, the mills, the smelters, etc., the refineries, and with the mine development that we see, we would see that when you put the two companies together, that nickel production over the next 4 or 5 years will increase by 25%.
So more mine development, more production and that means more people doing that work, and that’s a positive impact on jobs and the economic conditions in Sudbury. But Derek?
Derek Pannell:
Just to add on a sort of general basis, we’re not planning, at least to the best of my knowledge, of shutting down any of the individual operations as such. So, as we’ve said, 100 to 150 jobs.
My own view is that by bringing these two companies together that we make our operations in Sudbury much more cost efficient and productive.
And in the long term, getting down our cash costs in Sudbury will make us more competitive globally, and enable us to operate perhaps with deposits that would otherwise have been subeconomic.
So the best deal for Sudbury in the long term is to have an efficient financially strong mining industry there, and I think we’re doing our part to ensure that that happens.
And this deal I think is the best thing that could possibly happen long term to assure the future of Sudbury.
Dennis St Pierre:
And that may or may not mean two mills that, two smelters... smelters different processes.
Derek Pannell:
At the present time, we have no plans to shut down any of those individual operations. Each one of those major facilities, be they metallurgical or mines, would continue to operate as planned.
We might rearrange the feeds to different places and rearrange the treatment circuits, for example, and treat intermediate projects — products differently. But the major operating installations would be basically untouched.

Next question, please.
Operator
Your next question comes from... from the National Post.
National Post:
Hi, there. Can you hear me?
Scott Hand
Yes.
National Post
Great, okay. Just a couple of things, if I could. First of all, with respect to, I think this was brought up at the beginning, and apologies, I missed the first little part of it.
Was there a sense that a foreign interest was taking a look, taking a serious look at Inco, for example? And does that play any role in the decision?
Scott Hand:
Not that I’m aware of. This is Scott Hand speaking. I’m not aware of any foreign interest looking at Inco.
Ntl Post:
Okay. Anyone ever contact you in a serious way?
Scott Hand:
No.
Ntl Post:
Okay. These operational savings — I know that it’s partially from bringing the head office together and what have you on the operational side. How much of it is dependent upon the arrival of this, I guess, quote unquote, low cost feed from Voisey’s Bay?
Scott Hand:
Not at all.
Ntl Post:
Not at all?
Scott Hand:
No, I mean the Voisey’s Bay feeds are coming to currently our Ontario operations and Sudbury operation — and Thompson operations. And we will be bursting at the seams.
So it’s great to have some processing capabilities with Falconbridge as well. But it has no impact whatsoever on the arrangements we have at Voisey’s Bay.

Ntl Post:
Okay, but I wondered if on your operational side, would the arrival of this, because you talk about your costs going from about 2.85 to 2.95 in ‘05, down to about a buck eighty by ‘09.
I’m just wondering, would that they significantly improve things on the operational side, I mean in terms of your costs?
Scott Hand:
All I can say is I think that in the investor presentation, I guess it’s in the package, we show what our cost base would look like, both in copper and in nickel, once the two companies are put together.
The only point I would say is that that doesn’t include all these great synergies we’re getting, and so we’ll have a new cost base and it’ll be a better cost base.
And I think that’s really important, particularly when you’ve got a situation in the world today where all mining companies around the world are facing higher energy costs.
They affect us, they affect Falconbridge, they affect lots of companies. And the fact that we’re able to put these two companies together, put the operations together in Sudbury helps offset that and makes the Sudbury operations combined a very competitive operation going forward.
Ntl Post:
Do you know how this... compares to deals of a similar size?
Scott Hand:
Excuse me?
Ntl Post:
Do you know how this breakup fee compares against deals of a similar size? Either in the industry or otherwise?
Scott Hand:
I think it’s standard.
It’s pretty standard. Just a big deal.
Operator:
Next question comes from Peter Klinger from the Times.

Peter Klinger:
Yeah, hi, thanks. Thanks for your time. Just a couple of questions, and apologies if they have been addressed earlier. The line is a bit crackly at this end. First of all, does, do Inco shareholders have to approve this deal at all, Scott?
Scott Hand:
No, they do not.
Klinger:
Okay.
Scott Hand:
They do not.
Klinger:
Okay, thanks. Even though it requires quite a substantial reissue of fresh equity.
Scott Hand:
Well it is, but you know, people have been talking about doing this for years. As someone asked before, why didn’t we do it 20 years ago? It’s a marriage made in heaven. It’ll create great value for the shareholders of both companies.
And this is authorized under the laws of Canada and the Toronto Stock Exchange to do it this way. And we see this as the best way to bring value to our shareholders.
Klinger:
Okay, thanks. And also, when did you formally sit down with Falconbridge and start chatting? I know you guys have been, been friends for many years. But when did you sort of really start thrashing out this plan?
Scott Hand:
Oh, you know, a few — a couple of weeks ago, I guess. But we’ve been talking a lot for some period of time about how we can get these synergies together, achieve these synergies and how we might do it.
And this has been an ongoing dialogue. And as Derek mentioned, we really saw the first fruits of our efforts with the ability to send the copper anodes from Sudbury to Falconbridge’s operations in Quebec.
And then we said my gosh, you know, there’s a lot more to be done. The best way to do it is to put the two companies together.
Klinger:
And one final question to Derek and greetings from London, Derek. Ever since Xstrata built their 20% stake, did that signal in your mind that Falconbridge’s independence, days of being independent were numbered?

Derek Pannell:
No. What it did signal is that somebody saw fit enough and thought we were doing a good enough job on putting the companies together to spend $2 billion on our stock.
So I think for us, it validated that what we were doing was correct and had a good, good faith in the company, its assets and its people. It certainly stimulated us to get the story out to, to everybody we possibly could.
And I think since that time, when Xstrata made that, that acquisition, the stock has performed remarkably well.
Klinger:
Well it’s certainly performed well on the back of expectations that Xstrata will launch or would have launched a full bid. And I know you’ve been very active, certainly in Australia a couple of days ago, in Melbourne I think it was, talking up prospects of a white knight.
Derek Pannell:
I’m not sure I actually talked up — a lot was attributed to what was said more than I actually said, I think.
Klinger:
Fair enough.
Operator:
Your next question comes from David Paddon from the Canadian Press.
Paddon:
Hello. This question is for Inco and Scott Hand. In the past, Inco has really promoted itself as a nickel primarily company, and now you’re getting into a lot of different areas as well.
Do you anticipate a change in corporate culture or do you think there’s an opportunity to divest some of the non-nickel, non-copper metal lines that you’ll be acquiring?
Scott Hand:
We’re putting together two great cultures to one great culture with Inco and Falconbridge, and I suspect we’ll probably learn a lot from the Falconbridge people and I hope maybe they’ll learn a little bit from us too. But it’s one great team.
What I’ve always said is there’s one way that we could get, as I always call it, to the promised land independently and that was nickel. But I’ve always said if we could get into other metals that we know well, we would do it if we could do it under the right circumstances, creating value for our shareholders.

And that’s what we’ve done with the acquisition that we’re proposing of Falconbridge. And that gets us into the great position that Falconbridge has in copper.
They’ve also got some very good assets in aluminum and in zinc that generate very good cash flows, are very good properties. I don’t know them as well as I know nickel and copper, but they look pretty good to me.
And they generate some pretty good cash flow. And I know Derek and his team knows them pretty well, and so we’re very comfortable with that. So we see no need to make any dispositions of any kind at this point.
Why would we, when you’ve got such good cash flows coming out of those other assets? But remember, if you look at the mix of businesses, I think that the percentage of nickel is what, Derek?
Derek Pannell:
Forty-nine percent. And if you add the nickel and copper and the PGMs and cobalt associated with basically the copper nickel streams, you’re up around the 85% plus.
You’re around about 9% for aluminum. The zinc is around the 3% mark, and a lot of the zinc revenue is actually coming out of byproduct mines.
Scott Hand:
So we are putting together a company in the areas that I know we know very well, nickel, copper, cobalt and PGMs. And then some good assets in the other areas.
Paddon:
Okay. And can I have a supplemental? Can you speak to any synergies there might be in New Caledonia for the two companies? Derek?
Derek Pannell:
Yes, certainly. It’s not something that we’ve yet added into our $350 million. But clearly the Goro project is several years ahead of the Koniambo product.
So we would expect to see a logical shift of construction skills from one project to the other, so that we would reduce retraining and so on.
I think that there are a lot of synergies that we would be able to get on the island in terms of management, in terms of procurement and so on.
Again, it’s not something we’ve turned our attention to yet and I think it might be early days. But in terms of transportation, logistics and so on, I think the opportunities are there.

And I think that’s why I feel that our 350 million is actually relatively conservative.
Operator:
Your final question comes from Cory McPhee from Sudbury Media.
Alain Daoust:
Hi, it’s Alain Daoust from Radio Canada in Sudbury.
Scott Hand:
How do you do?
Alain Daoust:
Pretty good, thanks. This question is for Mr. Derek Pannell. Mr. Pannell... proximity of operations in smelters in northwestern Quebec.
What can we expect with regards to the future of smelting operations in Sudbury, Timmins and... in light of this deal?
Derek Pannell:
I’m not sure I heard all the question, but I think what, if I understand correctly, you’re asking what is the impact of this on the Timmins and Montreal, Rouen Noranda and the, and the Canadian copper refiners in Montreal. Is that correct?
Daoust:
Well, mostly no. Well, mostly the Sudbury, Timmins and Rouen Noranda smelting operations. What kind of impact can we anticipate in light of the deal between the two mining giants?
Derek Pannell:
Okay. What this will enable us to do is to move some of the intermediate product streams between the different companies. And I can give you one example.
Inco in one of its mills, I think it’s the Clarabelle Mill, there is a bulk concentrate that’s produced right now.
If you separate the ores, not separate the ores, but do a flotation, get a differential separation, then you can produce separate copper and nickel concentrates. That copper concentrate, for example, could go to Timmins and liberate smelting capacity in Sudbury, which could then be turned over to nickel smelting.
So that you increase your capacity for nickel in the Sudbury operation by providing Timmins with additional copper feed from Sudbury. And then on top of that, you’re then able to reduce some capital expenditure..

So there’s a very natural fit here and as you do that, say in either in Rouen Noranda or in Timmins, you then reduce the amount of freight that you have to pay to bring an overseas concentrate into those two facilities in Quebec.
Operator:
A supplementary question from Sudbury, please.
Derek Pannell:
Yup.
Ben Gilders:
Hi, it’s Ben Gilders from Northern Ontario Business... Can you hear me?
Derek Pannell:
Yes, I can hear. I didn’t understand the question though.
Gilders:
The question is, in Sudbury and Timmins as well, there’s actually I think more people employed in the mining supply and services sector than the actual direct mining operations.
Does anybody have any idea what kind of an impact this deal is going to have on, on that sector?
Derek Pannell:
No. I don’t have and I don’t think we’ve worked out exactly what it would have impact on the service industries immediately. But I would repeat one more time that I think by bringing these two companies together, be it in Timmins, Sudbury, Rouen Noranda or Thompson, I think it gives us a much more robust company, both financially.
It’s a company that will source its services. It will — including engineering services, construction services from, from those mining centres naturally.
So I think for the long term, it bodes well for the longevity and employment in those, in those centres.
Whereas another alternative, if control were to go outside, then would tend to lose those services, particularly financial and investment services in Toronto.
So I think for the mining centres and for Canada and Toronto, I think this is an excellent move.
Operator:
There are no more questions in the phone line at this time.

Bruce Drysdale:
Thank you. Scott would you like to wrap it up?
Scott Hand:
Well, thank you very much for coming, both you here and those who are on the phone. This is a great event for the two companies, Inco and Falconbridge, for the management, for the people.
It’s a great event for Canadian mining to maintain and have a great Canadian company listed on the North American exchanges. It’s great, I believe, for the shareholders of both companies.
I can’t think of a better company going forward. It’s a real powerhouse and I’m proud to be part of it and I’m proud to have Derek and his team as part of the team going forward.
We got a lot of work to do, but I can tell you, we’re all going to enjoy it. We’re going to work very hard and we’re going to succeed. So thank you very much.
Forward-Looking Statements
This transcript contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this transcript represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This transcript may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.